Exhibit 99.1

PARAGON SHIPPING INC. REPORTS THIRD QUARTER AND NINE MONTHS ENDED

SEPTEMBER 30, 2015 RESULTS

ATHENS, Greece, January 26, 2016 - Paragon Shipping Inc. (NASDAQ: PRGN) (“Paragon Shipping” or the “Company”), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the third quarter and nine months ended September 30, 2015.

Third Quarter 2015 Highlights & Recent Developments

•	Net revenue, net of voyage expenses, of $6.4 million in the third quarter of 2015.
•	Reduced average daily adjusted total vessel operating expenses by 7.4% year-over-year.
•	Adjusted EBITDA of negative $2.3 million in the third quarter of 2015.
•	Adjusted net loss of $8.3 million, or $0.33 per common share, in the third quarter of 2015.

Financial Highlights

(Expressed in thousands of United States Dollars, except for vessel data, TCE and share data)

	Quarter Ended September 30, 2014	Quarter Ended September 30, 2015	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
Average number of vessels	14.0	13.1	14.0	15.0
Time charter equivalent rate (TCE) (1)	6,570	5,508	7,645	5,252
Net Revenue, net of voyage expenses	8,383	6,388	28,377	21,076
EBITDA (1)	744	(5,579)	(20,466)	(72,665)
Adjusted EBITDA (1)	673	(2,255)	1,888	(4,325)
Net Loss	(6,037)	(13,369)	(41,574)	(95,207)
Adjusted Net Loss (1)	(6,108)	(8,328)	(17,709)	(25,150)
Loss per common share basic and diluted	(0.25)	(0.54)	(1.78)	(3.83)
Adjusted Loss per common share basic and diluted (1)	(0.25)	(0.33)	(0.76)	(1.01)

(1)	Please see the table at the back of this release for a reconciliation of TCE to Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Third Quarter 2015 Financial Results

Gross charter revenue for the third quarter of 2015 was $8.0 million, compared to $12.8 million for the third quarter of 2014. The Company reported a net loss of $13.4 million, or $0.54 per basic and diluted share, for the third quarter of 2015, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 24,460,642 and reflecting the impact of the non-cash items discussed below. For the third quarter of 2014, the Company reported a net loss of $6.0 million, or $0.25 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 24,253,142.

Excluding all non-cash items described below, the adjusted net loss for the third quarter of 2015 was $8.3 million, or $0.33 per basic and diluted share, compared to adjusted net loss of $6.1 million, or $0.25 per basic and diluted share, for the third quarter of 2014.

Adjusted EBITDA, excluding all non-cash items described below, was negative $2.3 million for the third quarter of 2015, compared to positive $0.7 million for the third quarter of 2014.

The Company operated an average of 13.1 vessels during the third quarter of 2015, earning an average TCE rate of $5,508 per day, compared to an average of 14.0 vessels during the third quarter of 2014, earning an average TCE rate of $6,570 per day.

Adjusted total vessel operating expenses, which included vessel operating expenses, management fees and general and administrative expenses, and excluded share-based compensation, were $7.9 million for the third quarter of 2015, compared to $8.3 million for the third quarter of 2014. On a daily basis, adjusted total vessel operating expenses for the third quarter of 2015 were approximately $6,559 per vessel per day, compared to $6,471 per vessel per day for the third quarter of 2014.

The loss from sale of assets of $0.1 million for the three months ended September 30, 2015, relates to the loss from the sale of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, that was concluded on July 27, 2015.

Based on the Company’s cash flow projections, it is probable that cash on hand and cash provided by operating activities will not be sufficient to cover the capital expenditures relating to the Company’s newbuilding contracts that become due in the twelve-month period ending September 30, 2016. Thus, as of September 30, 2015, the Company assessed as probable the potential sale of the five newbuilding contracts. As a result of this increased probability, the Company recorded an impairment loss of $3.2 million for the three months ended September 30, 2015, which relates to the write down to fair value of the contract price of the five newbuilding drybulk carriers.

Third Quarter 2015 Non-cash and One-off Items

The Company’s results for the three months ended September 30, 2015 included the following non-cash items:

▪	Impairment loss of $3.2 million, or $0.13 per basic and diluted share.
▪	Loss from sale of assets of $0.1 million, or less than $0.01 per basic and diluted share.
▪	Unrealized gain on interest rate swaps of $0.3 million, or $0.01 per basic and diluted share.
▪	Non-cash expenses of $0.3 million, or $0.01 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.
▪	Write off of financing expenses of $1.7 million, or $0.07 per basic and diluted share.

In the aggregate, these non-cash items decreased the Company’s earnings by $5.0 million, which represents a $0.21 decrease in earnings per basic and diluted share, for the three months ended September 30, 2015.

Nine Months ended September 30, 2015 Financial Results

Gross charter revenue for the nine months ended September 30, 2015 was $28.7 million, compared to $41.7 million for the nine months ended September 30, 2014. The Company reported a net loss of $95.2 million, or $3.83 per basic and diluted share, for the nine months ended September 30, 2015, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 24,460,642 and reflecting the impact of the non-cash items discussed below. For the nine months ended September 30, 2014, the Company reported a net loss of $41.6 million, or $1.78 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 23,023,546.

Excluding all non-cash items described below, the adjusted net loss for the nine months ended September 30, 2015 was $25.2 million, or $1.01 per basic and diluted share, compared to adjusted net loss of $17.7 million, or $0.76 per basic and diluted share, for the nine months ended September 30, 2014.

Adjusted EBITDA, excluding all non-cash items described below, was negative $4.3 million for the nine months ended September 30, 2015, compared to positive $1.9 million for the nine months ended September 30, 2014.

The Company operated an average of 15.0 vessels during the nine months ended September 30, 2015, earning an average TCE rate of $5,252 per day, compared to an average of 14.0 vessels during the nine months ended September 30, 2014, earning an average TCE rate of $7,645 per day.

Adjusted total vessel operating expenses, which included vessel operating expenses, management fees and general and administrative expenses, and excluded share-based compensation, were $24.6 million for the nine months ended September 30, 2015, compared to $24.7 million for the nine months ended September 30, 2014. On a daily basis, adjusted total vessel operating expenses for the nine months ended September 30, 2015 were approximately $5,986 per vessel per day, or 7.4% lower than the adjusted total vessel operating expenses of $6,465 per vessel per day for the nine months ended September 30, 2014. The reduction in the average daily adjusted total vessel operating expenses is the result of the Company’s cost control efficiency and the economies of scale of operating an increased average number of vessels for the first nine months of 2015, compared to the same period in 2014, as well as of a favorable impact of the Euro / U.S. dollar exchange rate fluctuations.

The loss related to assets held for sale of $47.6 million for the nine months ended September 30, 2015, mainly relates to the write down to fair value of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, following their classification as assets held for sale as of June 30, 2015.

The loss from sale of assets of $0.1 million for the three months ended September 30, 2015, relates to the loss from the sale of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, that was concluded on July 27, 2015.

Based on the Company’s cash flow projections, it is probable that cash on hand and cash provided by operating activities will not be sufficient to cover the capital expenditures relating to the Company’s newbuilding contracts that become due in the twelve-month period ending September 30, 2016. Thus, as of June 30, 2015 and September 30, 2015, the Company assessed as probable the potential sale of the five newbuilding contracts. As a result of this increased probability, the Company recorded an aggregate impairment loss of $20.0 million for the nine months ended September 30, 2015, which relates to the write down to fair value of the contract price of the five newbuilding drybulk carriers.

In the second quarter of 2015, the Company proceeded with the sale of the total 3,437,500 shares of Box Ships Inc. (OTCQX:TEUFF) (“Box Ships”) at an average sale price of $0.8542 per share, which resulted in a loss on investment in affiliates of $0.2 million for the nine months ended September 30, 2015. The proceeds from the sale of such shares amounted to $2.9 million.

Furthermore, in the second quarter of 2015, the Company proceeded with the sale of the total 44,550 shares of Korea Line Corporation (“KLC”) at an average sale price of $21.68 per share. The total cash received from the sale of these shares amounted to $1.0 million, net of commissions. A loss from marketable securities, net, of $0.1 million was recorded for the nine months ended September 30, 2015.

Nine Months ended September 30, 2015 Non-cash and One-off Items

The Company’s results for the nine months ended September 30, 2015 included the following non-cash items:

▪	Loss related to assets held for sale of $47.6 million, or $1.91 per basic and diluted share.
▪	Impairment loss of $20.0 million, or $0.80 per basic and diluted share.
▪	Loss from sale of assets of $0.1 million, or less than $0.01 per basic and diluted share.
▪	Loss from marketable securities of $0.1 million or $0.01 per basic and diluted share.
▪	Loss on investment in affiliate of $0.2 million or $0.01 per basic and diluted share.
▪	Unrealized gain on interest rate swaps of $0.5 million, or less than $0.02 per basic and diluted share.
▪	Non-cash expenses of $0.7 million, or $0.03 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.
▪	Write off of financing expenses of $1.7 million, or $0.07 per basic and diluted share.

In the aggregate, these non-cash items decreased the Company’s earnings by $70.1 million, which represents a $2.82 decrease in earnings per basic and diluted share, for the nine months ended September 30, 2015.

Cash Flows

For the nine months ended September 30, 2015, the Company’s net cash used in operating activities was $5.7 million, compared to $3.7 million for the nine months ended September 30, 2014. For the nine months ended September 30, 2015, net cash from investing activities was $17.7 million and net cash used in financing activities was $15.2 million. For the nine months ended September 30, 2014, net cash used in investing activities was $65.6 million and net cash from financing activities was $57.0 million.

Liquidity

Given the current drybulk charter rates, it is probable that the Company will not be in compliance with several financial and security cover ratio covenants contained in certain of its debt agreements on the next applicable measurement dates in 2015 and 2016. As a result of the cross default provisions included in the Company’s debt agreements, actual breaches existing under its debt agreements could result in defaults under all of the Company’s debt and the acceleration of such debt by its lenders. Furthermore, based on the Company’s cash flow projections, cash on hand and cash provided by operating activities will not be sufficient to cover the liquidity needs that become due in the twelve-month period ending September 30, 2016. In addition, on November 27, 2015, the scheduled quarterly installment initially amounted to $480,500 and accrued loan interest of $46,620, under the loan agreement with Unicredit Bank AG, was not paid. In December 2015, Unicredit Bank AG gave notice to the Company that the lender reserved its rights in connection with any event of default under this loan agreement, and also released $0.4 million of the then pledged cash for working capital purposes. In January 2016, the Company entered into an agreement with its lender, subject to definitive documentation, to restructure the respective facility, as discussed below.

Subsequent to September 30, 2015, the Company reached agreements for the extinguishment and restructuring of its debt obligations with three of its lenders, as discussed below. The Company is currently negotiating with the remaining of its lenders to extend the existing waivers of the affected covenants and to restructure the affected debt. The Company is also exploring several alternatives aiming to manage its working capital requirements and other commitments if current drybulk charter rates remain at today’s low levels, including additional bank debt, future equity offerings and potential sale of assets. If the Company is unable to arrange debt financing for its newbuilding vessels or extend the respective deliveries from the shipyards, it is probable that the Company may also consider selling the respective newbuilding contracts.

Recent Fleet Developments

In connection with the settlement agreement with Commerzbank AG dated December 8, 2015 discussed below, on November 9, 2015, the Company entered into memoranda of agreement, as further supplemented and amended, for the sale of three vessels of its operating fleet, the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, to an unrelated third party. The M/V Sapphire Seas and the M/V Diamond Seas were delivered to their new owners in December 2015. The M/V Pearl Seas was delivered to her new owners in January 2016.

In connection with the supplemental agreement with Bank of Ireland dated January 7, 2016 discussed below, on December 1, 2015, the Company entered into a memorandum of agreement for the sale of the M/V Kind Seas to an unrelated third party. The M/V Kind Seas was delivered to her new owners in January 2016.

On December 23 and December 30, 2015, the Company entered into memoranda of agreement for the sale of the M/V Deep Seas and M/V Calm Seas, respectively, to an unrelated third party. Both vessels were delivered to their new owners in January 2016.

Financing Update

Commerzbank AG

On December 8, 2015, the Company entered into an agreement with Commerzbank AG for the full and final settlement of the outstanding principal amount of the respective facility of $38.2 million. According to the agreement, the facility will be settled with the total net proceeds from the sale of the mortgaged vessels, namely the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, in line with the memoranda of agreement dated November 9, 2015, as discussed above. This will result in an aggregate gain from debt extinguishment of $26.5 million.

Bank of Ireland

On January 7, 2016, the Company entered into an agreement with Bank of Ireland to apply the total net proceeds from the sale of the M/V Kind Seas, in line with the memorandum of agreement dated December 1, 2015 discussed above, towards the respective loan facility, while the remaining principal amount of $4.4 million would be treated as follows: i) $2.2 million will be written-off, subject to certain conditions, and ii) $2.2 million, plus any accrued interest, would be converted into an unsecured paid-in-kind note (“PIK Note”). The conversion occurred following the receipt of the net sale proceeds of the M/V Kind Seas and the application of such proceeds against the facility, in January 2016. The PIK Note is non-amortizing and has a maturity date of December 31, 2020, at which time it will be repaid at par. Interest on the PIK Note will accrue on a quarterly basis at an interest rate equal to the aggregate of 2.5% and the applicable LIBOR, and will be treated as payment-in-kind. Subject to certain restrictions, the Company will have the option to convert the PIK Note into its Class A common shares, partially or wholly, at any time until the maturity date and based on the twenty-day average closing price of the Company’s shares immediately prior to the conversion date.

Unicredit Bank AG

In January 2016, the Company agreed with Unicredit Bank AG, subject to definitive documentation, to apply the total net proceeds from the sale of the M/V Deep Seas and the M/V Calm Seas, in line with the memoranda of agreement dated December 23 and December 30, 2015 discussed above, towards the respective loan facility upon the completion of the sale, while the remaining principal amount of $8.3 million will be treated as follows: i) $4.9 million will be written-off, subject to certain conditions, and ii) $3.4 million, plus any accrued interest, will be converted into an unsecured PIK Note, with terms in line with those agreed with Bank of Ireland discussed above. The conversion will occur following the completion of the definitive documentation, as well as the receipt of the net sale proceeds of the M/V Deep Seas and the M/V Calm Seas, and the application of such proceeds against the facility.

At-the-Market Offering of up to $4.0 million of Class A Common Shares

On September 4, 2015, the Company entered into an equity distribution agreement with Maxim Group LLC for the offer and sale of up to $4.0 million of its Class A common shares. The Company may offer and sell the shares from time to time and at its discretion during the next twelve months. The net proceeds of this offering are expected to be used for general corporate purposes, which may include the payment of a portion of the outstanding contractual cost of the Company’s existing newbuilding vessels, and the repayment of debt. Under this offering, no shares were sold until September 30, 2015, while in the fourth quarter of 2015 the Company proceeded with the sale and issuance of 359,543 Class A common shares, resulting in net proceeds of $53,640.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current fleet consists of six drybulk vessels with a total carrying capacity of 297,879 dwt. In addition, Paragon Shipping’s current newbuilding contracts consist of two Ultramax and three Kamsarmax drybulk carriers with scheduled deliveries in the first quarter of 2016. The Company’s common shares and senior notes trade on the NASDAQ Capital Market under the symbols “PRGN” and “PRGNL,” respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping’s website does not constitute part of this press release.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of January 26, 2016.

Operating Drybulk Fleet

Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	2	148,952
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Proud Seas	Handysize	37,227	2014
Total Handysize	4	148,927
Grand Total	6	297,879

Drybulk Newbuildings that we have agreed to acquire

Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY4050	Ultramax	63,500	Q1 2016
Hull no. DY4052	Ultramax	63,500	Q1 2016
Total Ultramax	2	127,000
Kamsarmax
Hull no. YZJ1144	Kamsarmax	81,800	Q1 2016
Hull no. YZJ1145	Kamsarmax	81,800	Q1 2016
Hull no. YZJ1142	Kamsarmax	81,800	Q1 2016
Total Kamsarmax	3	245,400
Grand Total	5	372,400

Summary Fleet Data

(Expressed in United States Dollars where applicable)

	Quarter Ended September 30, 2014	Quarter Ended September 30, 2015	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
FLEET DATA
Average number of vessels (1)	14.0	13.1	14.0	15.0
Calendar days for fleet (2)	1,288	1,208	3,816	4,104
Available days for fleet (3)	1,288	1,187	3,755	4,065
Operating days for fleet (4)	1,276	1,160	3,712	4,013
Fleet utilization (5)	99.1%	97.7%	98.9%	98.7%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	6,570	5,508	7,645	5,252
Vessel operating expenses (7)	4,385	4,476	4,286	4,151
Management fees - related party adjusted (8)	1,034	1,042	1,050	928
General and administrative expenses adjusted (9)	1,052	1,041	1,129	907
Total vessel operating expenses adjusted (10)	6,471	6,559	6,465	5,986

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.
(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)	Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.
(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)	Time charter equivalent (“TCE”) is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(7)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees - related party adjusted are calculated by dividing management fees - related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.
(9)	Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.
(10)	Total vessel operating expenses (“TVOE”) is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation

(Expressed in thousands of United States Dollars where applicable, except for TCE)

	Quarter Ended September 30, 2014	Quarter Ended September 30, 2015	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
Charter Revenue	12,803	8,039	41,706	28,669
Commissions	(758)	(494)	(2,408)	(1,744)
Voyage Expenses, net	(3,662)	(1,157)	(10,921)	(5,849)
Net Revenue, net of voyage expenses	8,383	6,388	28,377	21,076
Total operating days	1,276	1,160	3,712	4,013
Time Charter Equivalent	6,570	5,508	7,645	5,252

Condensed Cash Flow Information (Unaudited)

(Expressed in thousands of United States Dollars)

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
Cash generated from / (used in):
Operating Activities	(3,729)	(5,715)
Investing Activities	(65,598)	17,738
Financing Activities	57,014	(15,161)

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA and Adjusted EBITDA Reconciliation (1)

(Expressed in thousands of United States Dollars)

	Quarter Ended September 30, 2014	Quarter Ended September 30, 2015	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
Net Loss	(6,037)	(13,369)	(41,574)	(95,207)
Plus Net interest expense, including interest expense from interest rate swaps	2,247	3,930	7,662	8,771
Plus Depreciation	4,534	3,860	13,446	13,771
EBITDA	744	(5,579)	(20,466)	(72,665)
Adjusted EBITDA Reconciliation
Net Loss	(6,037)	(13,369)	(41,574)	(95,207)
Loss related to assets held for sale	-	-	-	47,640
Impairment loss	-	3,210	15,695	19,964
Loss / (gain) from sale of assets	-	114	(403)	114
(Gain) / loss from marketable securities	-	-	(12)	134
Loss on investment in affiliate	-	-	5,855	207
Unrealized gain on interest rate swaps	(319)	(255)	(388)	(465)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	248	255	1,607	746
Write off of financing expenses	-	1,717	1,511	1,717
Adjusted Net Loss	(6,108)	(8,328)	(17,709)	(25,150)
Plus Net interest expense, net of write off of financing expenses, including interest expense from swaps	2,247	2,213	6,151	7,054
Plus Depreciation	4,534	3,860	13,446	13,771
Adjusted EBITDA	673	(2,255)	1,888	(4,325)

(1)	The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company’s management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company’s definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation

(Expressed in thousands of United States Dollars - except for shares and share data)

U.S. GAAP Financial Information	Quarter Ended September 30, 2014	Quarter Ended September 30, 2015	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
Net Loss	(6,037)	(13,369)	(41,574)	(95,207)
Net Loss attributable to non-vested share awards	(83)	(241)	(653)	(1,629)
Net Loss available to common shareholders	(5,954)	(13,128)	(40,921)	(93,578)
Weighted average number of common shares basic and diluted	24,253,142	24,460,642	23,023,546	24,460,642
Loss per common share basic and diluted	(0.25)	(0.54)	(1.78)	(3.83)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Loss	(6,037)	(13,369)	(41,574)	(95,207)
Loss related to assets held for sale	-	-	-	47,640
Impairment loss	-	3,210	15,695	19,964
Loss / (gain) from sale of assets	-	114	(403)	114
(Gain) / loss from marketable securities	-	-	(12)	134
Loss on investment in affiliate	-	-	5,855	207
Unrealized gain on interest rate swaps	(319)	(255)	(388)	(465)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	248	255	1,607	746
Write off of financing expenses	-	1,717	1,511	1,717
Adjusted Net Loss (1)	(6,108)	(8,328)	(17,709)	(25,150)
Adjusted Net Loss attributable to non-vested share awards	(84)	(150)	(278)	(430)
Adjusted Net Loss available to common shareholders	(6,024)	(8,178)	(17,431)	(24,720)
Weighted average number of common shares basic and diluted	24,253,142	24,460,642	23,023,546	24,460,642
Adjusted Loss per common share basic and diluted (1)	(0.25)	(0.33)	(0.76)	(1.01)

(1)	Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company’s definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2014 and September 30, 2015
(Expressed in thousands of United States Dollars)

	December 31, 2014	September 30, 2015
Assets

Cash and restricted cash (current and non-current)	20,920	6,903
Vessels, net	369,033	245,588
Advances for vessels under construction	49,972	33,299
Other fixed assets, net	923	638
Investment in affiliate	2,956	-
Other current and non-current assets	12,800	6,283

Total Assets	456,604	292,711

Liabilities and Shareholders' Equity

Long-term debt, net of deferred financing costs (including current portion)	226,418	157,476
Other current and non-current liabilities	7,786	7,144
Total shareholders' equity	222,400	128,091

Total Liabilities and Shareholders' Equity	456,604	292,711

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the three months ended September 30, 2014 and 2015
(Expressed in thousands of United States Dollars - except for shares and share data)

	Three Months Ended	Three Months Ended
	September 30, 2014	September 30, 2015
Revenue
Charter revenue	12,803	8,039
Commissions	(758)	(494)
Net Revenue	12,045	7,545
Expenses / (Income)
Voyage expenses, net	3,662	1,157
Vessels operating expenses	5,647	5,407
Dry-docking expenses	-	486
Management fees - related party	1,332	1,259
Depreciation	4,534	3,860
General and administrative expenses	1,604	1,512
Impairment loss	-	3,210
Bad debt provisions	(15)	1
Loss from sale of assets	-	114
Other expenses	250	238
Operating Loss	(4,969)	(9,699)
Other Income / (Expenses)
Interest and finance costs	(2,001)	(3,626)
Gain / (loss) on derivatives, net	68	(50)
Interest income	5	1
Equity in net income of affiliate	813	-
Foreign currency gain	47	5
Total Other Expenses, net	(1,068)	(3,670)
Net Loss	(6,037)	(13,369)

Other Comprehensive Income / (Loss)
Equity in other comprehensive income of affiliate	22	-
Unrealized gain on change in fair value of marketable securities	25	-
Total Other Comprehensive Income	47	-

Comprehensive Loss	(5,990)	(13,369)

Loss per Class A common share, basic and diluted	$(0.25)	$(0.54)
Weighted average number of Class A common shares, basic and diluted	24,253,142	24,460,642

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the nine months ended September 30, 2014 and 2015
(Expressed in thousands of United States Dollars - except for shares and share data)

	Nine Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2015
Revenue
Charter revenue	41,706	28,669
Commissions	(2,408)	(1,744)
Net Revenue	39,298	26,925
Expenses / (Income)
Voyage expenses, net	10,921	5,849
Vessels operating expenses	16,357	17,035
Dry-docking expenses	2,193	837
Management fees - related party	4,886	3,808
Depreciation	13,446	13,771
General and administrative expenses	5,037	4,468
Loss related to assets held for sale	-	47,640
Impairment loss	15,695	19,964
Bad debt provisions	-	17
(Gain) / loss from sale of assets	(403)	114
(Gain) / loss from marketable securities, net	(12)	134
Other expenses	211	238
Operating Loss	(29,033)	(86,950)
Other Income / (Expenses)
Interest and finance costs	(7,023)	(8,061)
Loss on derivatives, net	(268)	(249)
Interest income	17	4
Equity in net income of affiliate	555	173
Loss on investment in affiliate	(5,855)	(207)
Foreign currency gain	33	83
Total Other Expenses, net	(12,541)	(8,257)
Net Loss	(41,574)	(95,207)

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges	131	-
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	99	-
Equity in other comprehensive income of affiliate	17	-
Transfer of equity in other comprehensive loss of affiliate to "Loss on investment in affiliate"	-	14
Unrealized (loss) / gain on change in fair value of marketable securities	(44)	3
Transfer of (gain) / loss on change in fair value of marketable securities to "(Gain) / loss from marketable securities, net"	(12)	134
Total Other Comprehensive Income	191	151

Comprehensive Loss	(41,383)	(95,056)

Loss per Class A common share, basic and diluted	$(1.78)	$(3.83)
Weighted average number of Class A common shares, basic and diluted	23,023,546	24,460,642

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